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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period June 2005	File No. 001-32267

Desert Sun Mining Corp.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5

(Address of principal executive offices)

1.

News Release - Results of Voting - dated June 23, 2005

2.

News Release dated July 14, 2005

3.

News Release dated July 14, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F........ Form 40-F..XXX.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

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Desert Sun Mining Corp.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following briefly describes the mailers voted upon and the outcome of the votes at the annual and special meeting of the shareholders of Desert Sun Mining Corp. (the “Corporation”) held on April 20, 2005 in Toronto, Ontario.

Item 1: Election of Directors

The six nominees set forth in the Corporation’s management information circular dated March 7, 2005 were elected as directors of the Corporation by a majority vote on a show of hands.

Item 2: Appointment of Auditors

McGovern, Hurley, Cunningham, LLP, Chartered Accountants were reappointed as the auditors of the Corporation by a majority vote on a show of hands.

Item 3: Amendment of Stock Option Plan

The resolution authorizing the amendment of the Corporation’s stock option plan was passed by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

Total

Percentage of

Votes

Votes Cast

Votes in Favour

10,198,630

58.7%

Votes Against

7.173.827

41.3%

Total Votes Cast

17,372,457

Item 4: Adoption of Share Compensation Plan

The resolution authorizing the adoption of the Corporation’s share compensation plan was passed by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

Total

Percentage of

Votes

Votes Cas t

Votes in Favour

10,816,630

62.3%

Votes Against

6,555,662

37.7%

Total Votes Cast

17,372,457

Dated this 20th day of April, 2005.

DESERT SUN MINING CORP.

By:

“Tony Wonnacott”

Tony Wonnacott

Corporate Secretary and General Counsel

DESERT SUN MINING CORP.
65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
For Further Information Contact: Naomi Nemeth Vice President Investor Relations 416-861-5901 1-866-477-0077	Tel: 416-861-0341 Fax: 416-861-8165 www.desertsunmining.com Press Release 18 – 2005 TORONTO STOCK EXCHANGE SYMBOL: DSM AMERICAN STOCK EXCHANGE SYMBOL: DEZ
July 14, 2005

DESERT SUN DECLARES COMMERCIAL PRODUCTION AT THE JACOBINA MINE

* Update included on Jacobina Mine production and Mono do Vento development project

DESERT SUN MINING CORP. (TSX: DSM, AMEX: DEZ~ has declared commercial production effective July 1, 2005 at the Jacobina Mine in Bahia, Brazil. Mining, milling and gold recovery levels have exceeded production thresholds generally accepted by the mining industry as defining “commercial” production Desert Sun will report sales and operating costs for the Jacobina Mine using this as a start date.

The Jacobina Mine produced a total of I 1,935 ounces from the first gold pour at the end of March 2005 to June 30, 2005. Of this total, 9,889 ounces have been sold at an average net sale price of US$427 per ounce.  Revenue of US$4.2 million will be set off against development costs, with total development costs to reactivate the Jacobina Mine capitalized to June 30, 2005 expected to be approximately US$36 million.  As at June 30, 2005 Desert Sun had cash and short term investments with a market value of US$13 million

During the second quarter of 2005, the mill processed 210,400 tonnes with an average grade of 2.l6gAu/t resulting in the production of 11,873 ounces of gold. For the month of June, the mill processed 80,600 tonnes with an average grade of 2.30g Au/t and produced 5,805 ounces of gold. The metallurgical recovery rate for June was 95.2%.

“We are very pleased to announce commercial production effective July 1, 2005 and attain another significant milestone for the Jacobina Mine,” commented Bruce Humphrey, P.Eng., President and CEO of Desert Sun Mining. “During the month of June, we produced over 5,800 ounces of gold, representing approximately 70% of our production capacity and believe we are on track to average 80% of our production capacity in the third quarter of 2005. We are confident that we can achieve our target production rate of 100,000 ounces per year throughout the fourth quarter of this year.”

Morro do Vento Development Project

The pre- feasibility study for Mono do Vento, located 0.5 km from the processing plant, is nearing completion. Micon International Limited of Toronto has completed the geological review; AMEC Americas Limited of Vancouver has completed their report on the mill expansion and Devpro Mining Inc. of Sudbury, in conjunction with Desert Sun Mining staff, has completed the mine plan and mineral reserve estimate. The final pre- feasibility report is being compiled by Devpro and is expected to be finalized by the end of July.

All environmental reports that are required to initiate work at Mono do Vento have been submitted to the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA).

Desert Sun has completed work on the underground access collar and is currently constructing a power line directly to the Mono do Vento site. Negotiations with equipment suppliers are near completion and Desert Sun expects that equipment orders will be placed shortly.

Mr. Tagliamonte, P.Eng is the Qualified Person, as defined by National Instrument 43- 101, for all mining engineering work at the Jacobina Mine.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with l00% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of Desert Sun’s exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun’s website at www.desertsunmining.com, or contact Naomi Nemeth, Vice President, Investor Relations at 416-861-0341/1-866-477-0077.

Statements in this release that are not historical facts are ‘forward-looking statements“ within the meaning of the US. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these ‘forward-looking statements.  This news release also uses the terms 'measured resources', ‘indicated resources’ and ‘inferred resources’. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101  Standards of Disclosure for Mineral Projects), the US. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

DESERT SUN MINING CORP.
65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
For Further Information Contact: Naomi Nemeth Vice President of Investor Relations 416-861-5901 1-866-477-0077	Tel: 416-861-0341 Fax: 416-861-8165 www.desertsunmining.com Press Release 19 – 2005 TORONTO STOCK EXCHANGE SYMBOL: DSM AMERICAN STOCK EXCHANGE SYMBOL: DEZ
July 14, 2005

DESERT SUN PROVIDES UPDATE ON EXPLORATION

PROGRAMS IN THE BAHIA GOLD BELT, BRAZIL

* Update includes results from main exploration targets — Canavieiras, Mono do Vento Extension and the Northern Bahia Gold Belt area

DESERT SUN MINING CORP. (TSX: DSM, AMEX: DEZ) continues to make solid progress on its US$5million exploration program within the Bahia Gold Belt. In 2005, Desert Sun has completed 71 holes totaling 13,363 metres of diamond drilling to test targets in the Jacobina Mine area: the Canavieiras and Mono do Vento Extension targets, and the Pindobaçuf/Entry Point target area, located in the northern Bahia Gold Belt, approximately 50 km north of the town of Jacobina. Currently, there are two underground drills at Canavieiras; one surface drill and one underground drill at Mono do Vento Extension, and two surface drills in the northern area. The following is an update on work in each of these target areas with new drill results.

I.

Canavieiras

To date, 38 holes totaling 3,920 metres have been completed at Canavieiras, located 3 km north of the processing plant. Currently there are two underground drill rigs working at Canavieiras with a surface drill rig to be added shortly. As previously reported (Desert Sun Press Release June 23, 2005), high grade results were returned from target conglomerate reefs below the old workings from holes CAN-87, which intersected 23.68g Au/t (14.66g Au/t with highs cut to 30g/t) over a true width of 12.9 metres and 11.02g Au/t (7.93g Au/t cut) over a true width of 13.6 metres and CAN-79, which returned 8.40g Au/t (7.84g Au/t cut) over 15.2 metres and 9.29g Au/t (7.75g Au/t cut) over 6.4 metres.

Table I summarizes results of five new drill holes at Canavieiras. Highlights are as follows:

Extensions of Reefs Previously Mined

•

16.52g Au/t over a true width of 3.2m within a 10.3m (true width) section grading 3.90g Au/t in CAN-73

•

11.94g Au/t over a true width of 2.4m within a 9.9m (true width) section grading 4.07g Au/tin CAN-77

•

4.82g Au/t over a true width of 4.0m in CAN-80

•

6.61g Au/t over a true width of 2.2m in CAN-81

Reefs Below Old Workings

•

4.47g Au/t over a true width of 10.1m within a 32.9m (true width) section grading 2.05g Au/t in CAN-80

•

4.83g Au/t over 6.lm true width in CAN-81

•

3.52g Au/t over a true width of 7.4m in CAN-74

Drilling at Canavieiras continues to focus on following up the potential extension of this high grade zone and the potential strike extension to the south. As previously reported (see Desert Sun Press Release June 23, 2005), four historical drill holes completed about 230 metres south of the Canavieiras mine returned significant results including CAN-7, which intersected I 0.42g Au/t (7.57g Au/t cut) over a true width of 4.8 metres. These historical holes confirm that the mineralization extends to the south, but further drilling is required to frilly evaluate the potential of this large target area that extends at least 600 metres along strike to the south from the existing old mine area.

“We have just begun drilling from the new 80-metre long crosscut in the southeast portion of the old Canavieiras Mine,” stated Dr. Bill Pearson, P.Geo., Vice President Exploration. “The recent drilling results at Canavieiras continue to confirm that we can outline a significant higher grade mineral reserve in both our major target reefs.”

II. Morro do Vento Extension

At the Mono do Vento Extension area located immediately north of the processing plant, 12 drill holes totaling 5,371 metres have been completed of which results are available for eight holes as summarized in Table 2. Initially, this drilling was focused on exploring the downdip extension of the two conglomerate reefs known as the Basal and Main Reefs, but has now been expanded to test the southern continuation of these reefs into the Mono do Vento area. Figure 1 is a vertical longitudinal section of the Mono do Vento Extension/Mono do Vento area showing the grade times thickness contours for the Basal Reef which was previously mined. The Main Reef, which is stratigraphically about 50 metres above the Basal Reef, is a major target that was intersected in the new drill holes. The Main Reef is the northern extension of the previously mined reef in the Mono do Vento area.

Significant results from new holes in the Mono do Vento Extension target include:

•

3.25g Au/t over 17.8m true width in Main Reef in Hole MCZ-88

•

3.71g Au/t over 5.3m true width in Main Reef in Hole MCZ-85

•

3.21g Au/t over 7.4m true width in Main Reef and 2.88g Au/t over 8.8m true width in Basal Reef in Hole MCZ-89

The first hole (MVT-371) in the Mono do Vento portion of the target zone returned 5.81g Au/t over 2.3 metres true width in the Main Reef and 4.47g Au/t over 1.8 metres true width in the Basal Reef.

“These results continue to confirm that there is very good potential to significantly expand known mineral resources in both the Basal and Main Reefs over a target area that extends at least 600 metres along strike,” commented Dr. Pearson. ‘Drilling from surface is currently focused on testing the area between the two major target areas. An underground drill has now been moved on site with drilling planned to commence shortly to test the potential of the Main Reef near the old mine workings on the Mono do Vento Extension area.”

III.

Northern Area

Work completed in the northern area, approximately 50 km north of the town of Jacobina, includes completion of four diamond drill holes totaling 1,285 metres in the Entry Point target area and four holes totaling 807 metres in the Fumaça target area. In addition, geological and structural mapping of the Pindobaçu target area is in progress to better determine the controls on distribution of gold mineralization to guide further drilling which will commence shortly. An extensive induced polarization (IF) geophysical survey has been initiated to outline additional drill targets in major target areas.

The Entry Point Target is located 5.5 km north of the town of Pindobaçu, midway between the Pindobaçu (5 km south) and Fumaça (6km north) targets. Three reconnaissance drill holes, as shown in the cross section of Figure 2, were completed to test the stratigraphy of the area and to test for the potential to host gold mineralization. Hole EP-01 drilled to a length of 440 metres intersected a package of interbedded pebbly quartzite and quartzite with several beds of conglomerates with small to medium-sized pebbles of quartz.

Widespread hydrothermal alteration including fuchsite and silicification was present in this hole with local disseminated pyrite. Anomalous gold values typically ranging from 100 to 300 ppb to a high of 576 ppb were returned in Hole EP-01. Hole EP-2 tested the area beneath a garimpos (local minerworking area) and intersected a mafic dyke cut by quartz veins with geochemically anomalous (100-200 ppb) Au values. Hole EP-03 intersected primarily quartzite with local fuchsite and pyrite.

Hole FN-05 in the Fumaça target area (Table 3) tested the downdip extension of the intersection previously obtained in Hole FN-2A (0.7g Au/t over a true width of 10.0 metres). This hole returned 1.37g Au/t over 3.6 metres including a 1m interval grading 3.37g Au/t. Hole FN-04, which tested a coincident soil and induced polarization anomaly, returned 0.86g Au/t over 1.0 metre.

Dr. Bill Pearson, Vice President, Exploration commented “The drill holes in the Entry Point area have confirmed the presence of quartz pebble conglomerates with hydrothermal alteration, however we are clearly on the edge of the system and will be doing further work to locate tie channels with the coarsest conglomerates that are the prime target for gold mineralization. Dr. Paul Karpeta, an expert on Precambrian conglomerate-hosted gold deposits, will be returning to the site in August to assist in locating the most likely areas with channels. Results of the IF survey will also assist us in this work?

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with l00% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of Desert Sun’s exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun’s website at www.desertsunmining.com, or contact Naomi Nemeth, Vice President, Investor Relations at 416-861-0341/1-866-477-0077.

Statements in this release that are not historical facts are ‘forward-looking statements“ within the meaning of the US. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these ‘forward-looking statements.  This news release also uses the terms 'measured resources', ‘indicated resources’ and ‘inferred resources’. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101  Standards of Disclosure for Mineral Projects), the US. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 3: Significant Drilling Results, Northern Area

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
FN-04	N 8824427	E 352061	El 540			
Dip 50º/Az=275º	126.60	127.60	**0.86**	1.00	1.0	97
FN-05	N 8823700	E 351350	El 675			
Dip 60º/Az=270º	54.00	57.68	**1.37**	3.68	**3.6**	55
Incl.	54.00	54.97	**3.37**	0.97	**1.0**	53
EP-01	N 8817800	E 350275	El 576			
Dip 50º/Az=270º	No significant values					
EP-02	N 8817800	E 349375	El 807			
Dip 50º/Az=270º	No significant values					
EP-03	N8817800	E349757				
Dip 50º/Az= 270º	Assays pending					

* all holes are NQ diamond drill core size

** depth calculated based on midpoint of intersection

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.

(Registrant)

Dated: July 14, 2005	Signed: /s/ Tony Wonnacott Tony Wonnacott Corporate Secretary